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BDO (logo)     BDO Dunwoody LLP     1500, 800-6 Avenue SW
     Chartered Accountants     Calgary Alberta Canada T2P 3G3
     And Consultants     Telephone: (403) 266-5608
          Fax:  (403) 233-7833
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March 27, 2001

Private and Confidential

Carmina Technologies Inc.
810, 540 5 Avenue SW
Calgary Alberta
T2P 0M2

Attention:  Mr. Glen Alston

Dear Mr. Alston;

We have not been able to complete the audit of Carmina Technologies Inc. for the year ended December 31, 2000 due to not receiving the draft financial statements in time to complete our audit. We expect the financial statements to be completed by April 10, 2001.

We trust this is satisfactory.


Yours truly,

BDO Dunwoody LLP

/s/ Sippy Chhina
Sippy Chhina, CA, CMA